LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

29 June 2007

Securities & Exchange Commissi[redacted]
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

07025386

SEC MAIL PROCESSING
RECEIVED
JUL 1 9 2007
WASH, D.C.
185
SECTION

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 June 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

SUPPL

WONG PHOOI LIN
Secretary

PROCESSED
JUL 2 3 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 28/06/2007 06:43:52 PM

Reference No LI-070628-AF214

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **Wong Phooi Lin**

* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Sin Chun	20.06.2007	1.85	3,000	Negligible
Tan Chitt Loo	21.06.2007	2.00	5,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 JUN 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

25 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 June 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **22/06/2007 18:20:34**
Reference No **LI-070622-8CFE3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Ho Yun Tong	21.06.2007	2.00	5,300	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

22 JUN 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

22 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 June 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **21/06/2007 06:23:08 PM**

Reference No **LI-070621-90BA9**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tang Foo Chuen	19.06.2007	1.82	2,000	Negligible
	20.06.2007	1.95	2,000	Negligible
Koh Ming Leng	20.06.2007	1.96	5,000	Negligible
Wong Phooi Lin	20.06.2007	1.90	5,000	Negligible
Lee Wee Leng	20.06.2007	1.96	5,000	Negligible
	21.06.2007	2.01	5,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

21 JUN 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 June 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 27/06/2007 06:23:09 PM
Reference No LI-070627-90C0B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Rahmat bin Ibrahim	19.06.2007	1.037	6,300	Negligible
	22.06.2007	1.330	15,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 JUN 2007

END